Tier 1 African Operator Continues to Modernize its Mobile Network to 4G, and Grows its Enterprise Business with Ceragon

July 18, 2019

Tier 1 African Operator Continues to Modernize its Mobile Network to 4G, and Grows its Enterprise Business with Ceragon

Ceragon is providing the operator with advanced wireless backbone solutions as it expands 4G coverage, as well as scalable and robust licensed band broadband enterprise solutions

Little Falls, New Jersey, July 18, 2019 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced that an existing Tier 1 African customer is increasing Ceragon’s share of its business as it modernizes and expands its backbone network with the IP-20 Platform, replacing competitor equipment. Additionally, the operator has selected Ceragon to help grow its enterprise business by delivering high-speed, scalable, interference-free licensed spectrum network solutions. In support of these initiatives, Ceragon has received orders of $3.8 million in Q2, for both equipment and services.

Ceragon is helping the operator quickly and cost efficiently upgrade and expand its network to 4G technology in order to achieve nationwide coverage and further bridge the digital divide. Ceragon’s IP-20 Platform replaces the operator’s legacy network with a more powerful and efficient solution that utilizes its existing spectrum to deliver ultra-high capacity using significantly less radios, energy and tower space – for a lower total cost of ownership. By leveraging Ceragon’s professional services, including installation and commissioning, the operator benefits from even faster, first-time-right implementations that light up 4G across the country.

To support the operator’s strategy to grow and differentiate its enterprise business, Ceragon’s IP-20 Platform delivers high-speed business connectivity using licensed microwave spectrum. This solution offers a significant speed and reliability advantage to the operator over its competitors, which use license-exempt spectrum.

“Ceragon is committed to helping its African customers modernize their legacy networks and accelerate 4G, as well as provide enterprise connectivity to drive economic growth and prosperity,” said Ira Palti, president and CEO of Ceragon. “Our IP-20 Platform wireless backhaul solutions are highly scalable, fast-to-deploy, and deliver high-capacity to support our customers’ current and future capacity demands as they prepare for 5G.”

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We help operators and other service providers worldwide smoothly evolve their networks towards 5G, while increasing operational efficiency and enhancing end customers’ quality of experience, with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, that use our solutions to deliver mission-critical multimedia services and other applications at high reliability and speed.

Tier 1 African Operator Continues to Modernize its Mobile Network to 4G, and Grows its Enterprise Business with Ceragon

July 18, 2019

Ceragon’s unique multicore technology and wireless backhaul solutions provide highly reliable, 5G high-capacity connectivity with minimal use of spectrum, power and other resources. Our solutions enable increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Ceragon’s solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

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Ceragon Networks	Ceragon Networks
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This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: projections of demand, revenues, net income, gross margin competitive pressures, order timing, growth prospects, and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the risk that the results of our accounting close for the 2019 second quarter will not be as anticipated;  risks relating to the concentration of a significant portion of Ceragon's expected business in certain geographic regions and particularly in India, where a small number of customers are expected to represent a significant portion of our revenues, including the risks of deviations from our expectations of timing and size of orders from these customers; risks associated with any failure to effectively compete with other wireless equipment providers; the risk that we will be unable to extend our competitive strengths in India to other geographic areas because of market differences and other factors; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission, that represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.